Cronos Global Income
Fund XIV L.P.
Cronos Global Income
Fund XV L.P.
Cronos Global Income
Fund XVI L.P.
c/o One Front Street
Suite 925
San Francisco, CA 94111
Mr. John Cash
Accounting Branch Chief
Securities And Exchange Commission
Washington. D.C. 20549

Re:	Comment Letter of July 11, 2008 Cronos Global Income Fund XIV L.P. Cronos Global Income Fund XV L.P. Cronos Global Income Fund XVI L.P.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Dear Mr. Cash
We refer to your comment letter of July 11, 2008.
Exhibit 31 — Section 302 Certifications
We have noted your comments and will ensure that our future filings for Cronos Global Income Fund XV and Cronos Global Income Fund XVI use the exact language as provided in Item 601 (b) (31) (i) of Regulation S-K.
We wish to advise you that Cronos Global Income Fund XIV is now in liquidation and will be de-registering in the near future, as reported on Form 8-K filed on July 3, 2008. Therefore we do not anticipate any further Form 10-K or Form 10-Q filings for this entity.
As requested, in respect of all the aforementioned entities, we acknowledge that:
•	The registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURE		TITLE	DATE

By	/s/ FRANK P. VAUGHAN Frank P. Vaughan	Vice President, Chief Financial Officer and Director of Cronos Capital Corp., General Partner of the Registrants (Principal Financial and Accounting Officer)	July 23, 2008